Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Standard Lithium Ltd. (the “Company”)
Suite 1625 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Item 2.	Date of Material Change

September 11, 2026

Item 3.	News Release

The news release was disseminated by Globe Newswire on September 11, 2026, and was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

The Company announced that Karen Narwold will resign from the Company’s Board of Directors (the “Board”), effective September 15, 2026.

Item 5.	Full Description of Material Change

The Company announced that Karen Narwold will resign from the Board, effective September 15, 2026, following her acceptance of a new executive position and the increased time commitments associated with her new role.

Following Ms. Narwold’s resignation, the Board will consist of eight directors. The Company has initiated a search process for a new independent director that will complement the Board’s existing experience and expertise and support the Company’s continued growth and strategic objectives. The Company intends to announce an appointment following the conclusion of this process.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

David Park
Chief Executive Officer
(604) 409-8154 | investors@standardlithium.com

Item 9.	Date of Report

September 15, 2026

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this material change report, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “may”, “will” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the Company’s intended timeline for onboarding an additional independent director, any new independent director’s ability to complement the Board’s existing experience and expertise, the accuracy of mineral or resource exploration activity at the Company’s flagship projects, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.